Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. UPDATES TIMING OF FIRST QUARTER 2012 EARNINGS RELEASE AND ANNOUNCES PARTICIPATION IN UPCOMING INVESTOR CONFERENCES

TORONTO, ONTARIO – Thursday, April 12, 2012 – Progressive Waste Solutions Ltd.  (NYSE, TSX: BIN) will report financial results for the three months ended March 31, 2012, on Friday, April 27, 2012 before the open of the stock markets. The Company will host a conference call on Friday, April 27, 2012 at 8:30 a.m. (ET).

Participants may listen to the call by dialing 1-888-300-0053, conference ID 68190909, at approximately 8:20 a.m. (ET). International or local callers should dial 647-427-3420. The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com.

A replay will be available after the call until Friday, May 11, 2012, at midnight, and can be accessed by dialing 1-855-859-2056, conference ID 68190909. International or local callers can access the replay by dialing 404-537-3406. The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.

Progressive Waste Solutions also announced Joseph Quarin, Vice Chairman and Chief Executive Officer, is scheduled to present at the following upcoming investor conferences.  The presentation slides will be available prior to the start of the event at www.progressivewaste.com.

· Credit Suisse's Industrial & Environmental Services Conference on Tuesday May 15th, 2012 in Boston.
· J.P. Morgan 7th Annual Diversified Industries Conference June 5th, 2012 in New York.

About Progressive Waste Solutions Ltd.

Progressive Waste Solutions Ltd. is one of North America's largest full-service, vertically integrated waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in twelve states and the District of the Columbia in the U.S., and in six Canadian provinces. Its major brands, IESI, BFI Canada and Waste Services, are leaders in their markets. The Company’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

Further information:

Chaya Cooperberg
Vice President, Investor Relations and Corporate Communications
Progressive Waste Solutions Ltd.
Tel: (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com
www.progressivewaste.com